April 20, 2026

Brookfield Corporation
Suite 100, Brookfield Place
181 Bay Street, Box 762
Toronto, Ontario
M5J 2T3

RE: **Exercise of voting rights attached to common stock ("Common Stock") of Brookfield Real Estate Income Trust Inc. (the "REIT")**

Subsidiaries of Brookfield Wealth Solutions Ltd. ("**BWS**") (collectively, "**BWS Subsidiaries**") currently hold, and may from time to time acquire, certain Common Stock of the REIT.

BWS and Brookfield Corporation hereby agree that all decisions to be made by any BWS Subsidiaries with respect to the voting of any Common Stock in the REIT held by BWS Subsidiaries, whether at a meeting of securityholders, by way of written consent or otherwise, shall be made jointly by mutual agreement of the applicable BWS Subsidiary and Brookfield Corporation. BWS shall cause all BWS Subsidiaries to comply with the foregoing covenant.

This letter agreement and all obligations hereunder may be terminated by BWS or Brookfield Corporation at any time upon delivery of notice in writing to the other party, including in the case of BWS, in the event any BWS Subsidiary determines that the obligations hereunder are no longer in its best interests or the interests of its policyholders.

This letter agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. This letter agreement may be amended or modified only by an instrument in writing executed by BWS and Brookfield Corporation.

Please confirm your agreement with the foregoing by executing in the space indicated below.

[Signature Page Follows]

**BROOKFIELD WEALTH
SOLUTIONS LTD.**

By: /s/ Seamus MacLoughlin
          Name: Seamus MacLoughlin
          Title: Secretary

Accepted and agreed as of the date first written above:

BROOKFIELD CORPORATION

By: /s/ Swati Mandava
          Name: Swati Mandava
          Title: Managing Director, Legal and Regulatory